# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: High-Trend International Group, CIK 0001928948
CUSIP: G1901X116
Title of class of securities: Class A Ordinary Shares, $0.0025 par value per share
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD, #06-17 PAYA LEBAR SQUARE, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 04/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 22,883; shared voting power 0; sole dispositive power 22,883; shared dispositive power 0; aggregate amount beneficially owned 22,883 (0.4% of the class)
  Comment: Based on 6,632,441 Class A Ordinary Shares outstanding as of October 31, 2025.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 22,883; shared voting power 0; sole dispositive power 22,883; shared dispositive power 0; aggregate amount beneficially owned 22,883 (0.4% of the class)
  Comment: Based on 6,632,441 Class A Ordinary Shares outstanding as of October 31, 2025.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,883; shared voting power 0; sole dispositive power 22,883; shared dispositive power 0; aggregate amount beneficially owned 22,883 (0.4% of the class)
  Comment: Based on 6,632,441 Class A Ordinary Shares outstanding as of October 31, 2025.

## Item 1. Issuer
Name of issuer: High-Trend International Group
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD, #06-17 PAYA LEBAR SQUARE, SINGAPORE, SINGAPORE, 409051

## Item 2. Person Filing
Name of person filing: This report is filed by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of Class A Ordinary Shares, $0.0025 par value per share, of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150,
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,883
Percent of class: 0.35%
Sole power to vote or to direct the vote: 22,883
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,883
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (04/29/2026)
- Streeterville Management, LLC: John Fife, President (04/29/2026)
- John M Fife: John Fife, John Fife (04/29/2026)